SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Terra Nostra Resources Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88101C 106

(CUSIP Number)

Andrew Graham

Sofaer Global Research (UK) Limited

9 Upper Belgrave Street

London SW1X 8BD

United Kingdom

+44 20 7259 4458

With a copy to:

Kristian E. Wiggert

Morrison & Foerster (UK) LLP

CityPoint

One Ropemaker Street

London EC2Y 9AW

United Kingdom

+44 20 7920 4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88101C 106

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paragon Capital LP

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,538

	8.	Shared Voting Power 51,145,045

	9.	Sole Dispositive Power 221,538

	10.	Shared Dispositive Power 51,145,045

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,366,584

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 60.1%

14.	Type of Reporting Person* PN

CUSIP No. 88101C 106

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paragon Capital Advisors LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,538

	8.	Shared Voting Power 51,145,045

	9.	Sole Dispositive Power 221,538

	10.	Shared Dispositive Power 51,145,045

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,366,584

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 60.1%

14.	Type of Reporting Person* OO

This Amendment No. 4 (the “Amendment”) amends and supplements the original Statement on Schedule 13D as amended and restated on November 12, 2008 and further amended on November 28, 2008 by the Reporting Persons relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Terra Nostra Resources Corp. (the “Issuer”).  This Amendment is being filed to add Paragon Capital LP and Paragon Capital Advisors LLC as Reporting Persons and to reflect an order for the appointment of a trustee under Chapter 11 of the Bankruptcy Code.

SCHEDULE 13D

Item 1.	Security and Issuer.
No material change.

Item 2.	Identity and Background.
Item 2 is hereby amended and restated as follows:

(a), (b), (c) and (f) This Statement is filed by each of the following persons (the “Reporting Persons”):

(i)	Sofaer Capital Natural Resources Hedge Fund, a Cayman Islands mutual trust (“SCNRF”);

(ii)	Sofaer Capital Asian Hedge Fund, a Cayman Islands mutual trust (“SCAF”);

(iii)	Sofaer Capital Emerging Markets Hedge Fund, a Cayman Islands mutual trust (“SCEMF”);

(iv)	Sofaer Capital Inc., a British Virgin Islands company (“Sofaer”) and an affiliate of SCNRF, SCAF and SCEMF (together with Sofaer, the “Sofaer Parties”);

(v)	Cheyne Capital Management (UK) LLP, a limited liability partnership incorporated under the laws of England and Wales (“Cheyne LP”);

(vi)	Cheyne General Partner Inc., a Cayman Islands corporation (“Cheyne GP”) and an affiliate of Cheyne LP (together the “Cheyne Parties”);

(vii)	Kristoffer Andenaes;

(viii)	Anthony Giammalva;

(ix)	Holland Park Emerging Markets Fund—In Voluntary Liquidation (“Holland Park Fund”);

(x)	Alpha Capital Anstalt (“Alpha Capital”);

(xi)	Photon Global Ltd. (“Photon”);

(xii)	Lionhart Investments Limited, a private limited company incorporated under the laws of England and Wales (“Lionhart” and together with Photon the “Lionhart Parties”);

(xiii)	Dynamic Decisions Capital Management Ltd.;

(xiv)	DD Growth Premium Master Fund;

(xv)	Chestnut Ridge Partners, LP, a Delaware limited partnership;

(xvi)	Chestnut Ridge Capital, LLC, a Delaware limited liability company;

(xvii)	Paragon Capital LP, a Delaware limited partnership; and

(xviii)	Paragon Capital Advisors LLC, a Delaware limited liability company.

The place of organization, the principal business, the address of its principal business and the address of the principal office of each Reporting Person is set forth on Schedule A.  The name, business address, present principal occupation or employment, the name, principal business and address of such employer and citizenship of each person enumerated in Instruction C to Schedule 13D with respect to the Reporting Persons are also set forth on Schedule A (collectively, the “Named Individuals”).

(d) and (e)  During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the Named Individuals, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The first paragraph of Item 3 is hereby amended as follows:

The Reporting Persons entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer pursuant to which they were issued 10% Senior Secured Convertible Notes of the Issuer (the “Notes”) and warrants to purchase Issuer common stock (the “Warrants”) on August 28, 2007, October 19, 2007, November 21, 2007 and December 28, 2007, respectively.  The Notes issued on August 28, 2007 and October 19, 2007 are convertible into shares of the Issuer’s Common Stock at a conversion price of $1.75 (although the conversion price for $500,000 of Notes held by Alpha Capital was subsequently reduced to $1.00), and each of the Warrants issued on August 28, 2007 and October 19, 2007 has an exercise price of $1.75.  The Notes issued on November 21, 2007 and December 28, 2007 are generally convertible into shares of the Issuer’s Common Stock at a conversion price of $3.25, and the Warrants issued on November 21, 2007 and December 28, 2007 generally have an exercise price of $3.25. The Reporting Persons currently hold $23,470,165 in aggregate principal amount of the Notes and Warrants to purchase 8,999,459 shares of the Issuer’s Common Stock ($2,000,000 of such Notes and 914,286 of such Warrants having been issued on August 28, 2007, $3,000,000 of such Notes and 2,514,285 of such Warrants having been issued on October 19, 2007, $14,170,165 of such Notes and 4,512,427 of such Warrants having been issued on November 21, 2007, and $4,300,000 of such Notes and 1,058,462 of such Warrants having been issued on December 28, 2007).  The Reporting Persons purchased such Notes and Warrants for $23,470,165 using working capital and personal funds. The Cheyne Parties also purchased 5,235,947 shares of Common Stock for approximately $25 million using working capital funds.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following information:

On December 18, 2008, upon a motion by the Reporting Persons, the United States Bankruptcy Court for the Southern District of New York entered an order directing the appointment of a Chapter 11 trustee in the case of In re Terra Nostra Resources Corp. (Case No. 08-14708).

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended as follows:

(a)          The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein.  As a group, the Reporting Persons may be deemed to currently beneficially own 51,366,584 shares of Common Stock (27,096,138 shares of which consist of the Collateral Shares, 19,034,499 shares of which may be acquired pursuant to conversion of the Notes and exercise of the Warrants, and 5,235,947 shares of which are held by the Cheyne Parties), or 60.1% of the Issuer’s Common Stock, based on 66,383,315 shares of Common Stock of the Issuer outstanding as of September 22, 2008 and assuming conversion of the Notes and exercise of the Warrants beneficially owned by the Reporting Persons.

(b)         — (e) No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material change.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

Exhibit 1	Joint Filing Agreement and Power of Attorney dated as of September 22, 2008 by and among the Reporting Persons.

Exhibit 2	Form of Securities Purchase Agreement between the Issuer and the holders of the Notes (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 3

Form of 10% Senior Secured Convertible Promissory Note of Terra Nostra Resources Corp. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 4

Form of Pledge Agreement by and among Sun Liu James Po, as Pledgor, the holders of the Notes and Wollmuth Maher & Deutsch LLP, as Collateral Agent (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 5	Form of Warrant issued by the Issuer to holders of the Notes (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 6

Form of Registration Rights Agreement by and between the Issuer and the holders of the Notes (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 22, 2008

SOFAER CAPITAL NATURAL RESOURCES HEDGE FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

SOFAER CAPITAL INC.

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

SOFAER CAPITAL ASIAN HEDGE FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

SOFAER CAPITAL EMERGING MARKETS HEDGE FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

CHEYNE CAPITAL MANAGEMENT (UK) LLP

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

CHEYNE GENERAL PARTNER INC.

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

KRISTOFFER ANDENAES

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

ANTHONY GIAMMALVA

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

HOLLAND PARK EMERGING MARKETS FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

ALPHA CAPITAL ANSTALT

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

LIONHART INVESTMENTS LTD.

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

PHOTON GLOBAL LTD.

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

DYNAMIC DECISIONS CAPITAL MANAGEMENT LTD

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

DD GROWTH PREMIUM MASTER FUND

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

CHESTNUT RIDGE PARTNERS, LP

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

CHESTNUT RIDGE CAPITAL, LLC

By:	/s/ Andrew Graham
Name: Andrew Graham
Title: Attorney-in-Fact

PARAGON CAPITAL LP

By:	/s/ Alan P. Donenfeld
Name: Alan P. Donenfeld
Title: Sole Member of General Partner

PARAGON CAPITAL ADVISORS LLC

By:	/s/ Alan P. Donenfeld
Name: Alan P. Donenfeld
Title: Sole Member

Schedule A

Identity and Background of the Reporting Persons and Named Individuals

Schedule A is hereby amended to add the following additional information required by Item 2 of Schedule 13D with respect to the Reporting Persons and also with respect to the Named Individuals as specified in Instruction C to Schedule 13D.

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office
Paragon Capital LP	Delaware	Buying and selling securities	110 East 59th Street, 29th fl. New York, NY 10022

Paragon Capital Advisors LLC	Delaware	Buying and selling securities; General Partner of Paragon Capital LP	110 East 59th Street, 29th fl. New York, NY 10022

Alan P. Donenfeld	USA	Sole Member of Paragon Capital Advisors LLC	110 East 59th Street, 29th fl. New York, NY 10022